

May 10, 2012

Via E-mail
Mr. Jay Weisberg
Chief Financial Officer
Progressive Care, Inc.
1111 Park Center Boulevard
Suite 202
Miami Gardens, FL 33169

> **Re: Progressive Care, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 000-52684**

Dear Mr. Weisberg:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to the comments, we may have additional comments.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

1. Please tell us how starting your cash flow reconciliation with "net loss from continuing operations" complies with ASC 230-10-45-28.

Notes to Consolidated Financial Statements

Note 4. Accounts Receivable, page F-12

2. Please provide us your analysis supporting your accounting treatment under GAAP for billing process errors. In your response, also address how your accounting complies with ASC 250-10-45.

Note 11. Acquisition of PharmCo, page F-15

3. It appears that the acquisition of PharmCo was a reverse acquisition because shareholders of PharmCo received the majority of the shares of the combined entity upon completion of the acquisition. Please explain to us how your accounting for the acquisition complies with ASC 805-40. In your response please tell us the following:
   - Identify the accounting acquirer and how you determined this entity was the accounting acquirer;
   - Why the consideration transferred was based on the acquisition date fair value of the shares issued by the legal entity and not based on guidance in ASC 805-40-30;
   - How the consolidated financial statements subsequent to the acquisition comply with the guidance in ASC 805-40-45; and,
   - It appears that you adopted the fiscal year of PharmCo. If so, please explain to us why you have included a transition period for the seven months ended December 31, 2010 and how this period comply with Rule 8-02 of Regulation S-X to file audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent audited balance sheet.

Note 13. Income Tax, page F-18

4. Please tell us why the 2011 provision for income taxes disclosed here does not agree with the provision for income taxes disclosed on the face of the statement of operations. Also tell us why the reconciliation of income tax provision using statutory rates to the reported amounts appears to show a reported tax benefit instead of a tax provision.

Exhibits 32.1 and 32.2

5. These certifications refer to the wrong annual report on Form 10-K. Please file an amendment to the Form 10-K that includes the entire periodic report and corrected certifications.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant